MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
ASSETS:		
Cash and Cash Equivalents	$ 709,818	$ 471,604
Commission Receivable	1,529	290,000
Note Receivable	315,000	-
Prepaid Expenses	17,976	23,000
TOTAL ASSETS	$ 1,044,323	$ 784,604

LIABILITIES AND PARTNERS' CAPITAL

	2015	2014
LIABILITIES:		
Commissions Payable	$ 347,505	$ 251,624
Note Payable	1,521	-
TOTAL LIABILITIES	349,026	251,624
PARTNERS' CAPITAL	695,297	532,980
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,044,323	$ 784,604

The accompanying notes are an integral part of these financial statements.